Ace Marketing & Promotions, Inc.

600 Old Country Road, Suite 541

Garden City, NY 11530

U.S. Securities and Exchange Commission	April 16, 2013
Washington, D.C.

Re:	Ace Marketing & Promotions, Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 15, 2013 File No. 000-51160

Ladies / Gentlemen:

In response to the Staff’s comment letter of April 15, 2013, please be advised as follows:

1.	We are aware that the Private Litigation Reform Act of 1995 is not available to Ace Marketing & Promotions, Inc. in the event that Ace is deemed to be a penny stock. Appropriate changes will be made in future filings in the event that Ace’s stock continues to be a penny stock. Please note that as of December 31, 2012, Ace had over $1,000,000 in net tangible assets and between January 2013 and the filing date of the Form 10-K, the Company raised an additional $1,170,000. Accordingly, the net tangible assets of the Company on a pro forma basis would exceed $2,000,000 and thus the Company would not be a penny stock.

2.	The Form 10-K for the fiscal year ended December 31, 2012 was filed with the Securities and Exchange Commission on March 15, 2013. At the time of the filing, Ace was aware that it would file an amendment prior to the 10-K’s due date of April 1, 2013 to contain the required XBRL data. In fact, the amendment was filed timely on March 22, 2013. Management decided to file the Form 10-K on March 15, 2013 in order to get the information out to the public as early as possible, knowing that it would take about a week to 10 days to have the XBRL data available. Since all filings were made timely and the Company made a conscious decision to file the XBRL data in an amended filing prior to the April 1, 2013 due date of the Form 10-K, we do not believe that the Commission should have any issues with the filing or our disclosure controls and procedures.

3.	Your comment no. 3 will be complied with in the Form 10-Q for the quarter ended March 31, 2013.

In responding to your comments, we acknowledge to the Commission the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ACE MARKETING & PROMOTIONS, INC. /s/ Dean L. Julia, Co-Chief Executive Officer